

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 13, 2006

Mr. Guy Peckham
President and Chief Financial Officer
Rubincon Ventures Inc.
1313 East Maple Street, Suite 223
Bellingham, Washington 98225

   Re: Rubincon Ventures Inc.
      Registration Statement on Form S-1
      Filed August 11, 2006
      File No. 333-136586

      Preliminary Proxy Statement on Schedule 14A
      Filed August 15, 2006, as revised
      File No. 0-29429

Dear Mr. Peckham:

   We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note that the agreement between you and API Electronics Group Corp. provides that API shareholders will exchange each of their API shares for 10 shares of your common stock, or at the option of Canadian shareholders, 10 exchangeable shares of your subsidiary. It does not appear that you have included the shares of your common stock that you are issuing directly to non Canadian

shareholders on this registration statement. In addition, it does not appear that you have included on this registration statement shares being issued to Canadian shareholders who elect to receive common shares instead of exchangeable shares. Finally, it does not appear that this registration statement covers the offer and sale of the exchangeable shares. Please advise. To the extent that this registration statement does not cover the transactions described above, please disclose the exemption from registration upon which you relied with respect to the transactions and the facts that make the exemption available. We may have further comment.

Preliminary Proxy Statement on Schedule 14A

Summary, page 11

2.   We note that members of API's board will receive benefits as a result of the business combination transaction. Where you include the board's recommendation, disclose – with equal prominence – that board members will directly benefit from the merger.

Description of the Transaction, page 41

Background, page 41

3.   Describe in necessary detail in the background section any and all prior relationships between Rubincon Ventures Inc. and API Electronics Group Corp. or its affiliates, including officers, directors and five percent shareholders. See Items 1005(b) and 1011(a)(1) of Regulation M-A. We may have additional comments.

4.   Provide a more detailed description of the background of the business combination transaction. For example, please:

- specify the precise dates for any meetings, discussions or negotiations in the early stages,
- describe any "plans" or "responses" that were generated with respect to any offers or proposals,
- provide a brief description of the types of "questions" asked during meetings or discussions with any financial advisors,
- clarify the nature of any material, non-public information provided to third parties during these negotiations and provide us with copies of such.

5.   If referred to in the proxy statement / prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party. Please provide us with copies of these materials, including, for example, any

written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. As appropriate, rather than summarizing each report, you may indicate that there were no material differences between the oral and written versions of a fairness opinion, for example.

6.   Discuss the substance and timing of all material offers and counteroffers during the course of the negotiations between Rubincon and API. For example, address the negotiation of the following items:

- the type and amount of business combination consideration;
- the transaction structure;
- the deal protection provisions;
- the ancillary shareholder and voting agreements;
- the exchange ratio; and
- the final percentage each company's stockholders would own post-business combination.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Tangela S. Richter
Branch Chief

cc: J. Wynn

via facsimile
Leslie J. Weiss
Sugar, Friedberg & Felsenthal LLP
(312) 372-7951